Exhibit 3.3

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SENSEONICS HOLDINGS, INC.

Senseonics Holdings, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), certifies:

ONE:The name of the corporation is Senseonics Holdings, Inc. (the “Company”).

TWO:The Company’s original Certificate of Incorporation was filed with the Delaware Secretary of State on December 4, 2015. The Company’s Amended and Restated Certificate of Incorporation was filed with the Delaware Secretary of State on March 22, 2016 (the “Certificate”).

THREE:The Company’s Board of Directors and stockholders, acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions approving the following amendments to the Certificate:

The second sentence of Article IV of the Certificate is deleted and replaced in its entirety with:

“The total number of shares of all classes of capital stock which the Company shall have authority to issue is four hundred fifty-five million (455,000,000) shares, of which four hundred fifty million (450,000,000) shares shall be Common Stock (the “Common Stock”), each having a par value of one-tenth of one cent ($0.001), and five million (5,000,000) shares shall be Preferred Stock (the “Preferred Stock”), each having a par value of one-tenth of one cent ($0.001).”

FOUR:All other provisions of the Certificate will remain in full force and effect.

FIVE:This Certificate of Amendment has been duly adopted in accordance with the provisions of Section 242 of the DGCL.

[Signature Page Follows]

IN WITNESS WHEREOF, this Certificate of Amendment to Certificate of Incorporation has been executed by a duly authorized officer of the Company on June 5, 2018.

Senseonics Holdings, Inc.

By:     /s/ Timothy T. Goodnow

Name:Timothy T. Goodnow

Title:Chief Executive Officer